Profit and Loss

ActivArmor

January 1-December 31, 2025

	TOTAL
Income	
E-Commerce Sales	
Online Sales Discount	-315.00
Total for E-Commerce Sales	**-$315.00**
Sales	$1,050.00
3D Printer Package	9,549.00
Cast Sales	
Ankle/Foot Orthosis (Non-Weight Bearing)	6,807.05
Ankle/Foot Orthosis (Offloading Walking Boot)	8,209.65
Forearm Thumb Spica	7,829.94
Hand-Based Functional or Thumb Spica	1,521.75
Long Arm Orthosis	10,773.89
Other Casts	2,850.00
Ulnar/Radial Gutter	3,375.24
Wrist Cockup	38,967.73
Total for Cast Sales	**$80,335.25**
Design Tokens	37,698.00
Discounts	4,033.65
Markup	230.00
Material Sales	
3D Printers	54,004.00
Cast Fitting Kit - Large	2,582.00
Cast Fitting Kit - Small	8,650.00
Cast Tattoos/Logos	1,050.00
Filaments	20,570.00
Foot Plate	599.00
Refurbished iPhone	250.00
Scan Mirror	49.00
Total for Material Sales	**$87,754.00**
Other Income	987.51
Total for Sales	**$221,637.41**
SBIR Contract	617,745.12
Shipping Income	4,305.55
Total for Income	**$843,373.08**
Cost of Goods Sold	
Cost of Goods Sold	
3D Printers	137,200.79
Brochures/Posters	895.36
Cast Manufacturing	26,177.80
Cast Tattoos/Logos	2,602.53
Filaments	16,532.44
Fitting Kits	8,795.27
Foot Plates	5,240.00
Marketing Materials	8,015.14
Miscellaneous Materials	5,318.80

Profit and Loss

ActivArmor

January 1-December 31, 2025

	TOTAL
Refurbished iPhones	2,062.80
Scan Fees	5,200.00
Shipping	12,553.51
Total for Cost of Goods Sold	**$230,594.44**
Total for Cost of Goods Sold	**$230,594.44**
Gross Profit	**$612,778.64**
Expenses	
Advertising & Marketing	27,041.23
Bank Charges & Fees	2,833.67
Conferences	11,330.42
Dues & Subscriptions	300.00
Gifts	214.41
Insurance	978.00
Interest Paid	1,574.27
Lab Supplies & Equipment	4,849.30
License & Permits	7,062.91
Merchant & Bank Charges	$39.36
NetSuite Pay Processing Fees	4,185.22
SquareSpace Processing Fees	1,795.83
Stripe Processing Fees	331.33
Total for Merchant & Bank Charges	**$6,351.74**
Office Supplies & Software	1,859.66
Other Business Expenses	149.69
Payroll Expenses	302,025.30
Payroll Processing Fees	1,775.00
Payroll Tax Expenses	$7,064.86
Federal Unemployment Tax	284.82
Medicare Tax	4,378.99
Social Security Tax	18,723.91
State Unemployment Tax	1,524.86
Total for Payroll Tax Expenses	**$31,977.44**
Payroll Wage Expenses	21,965.12
Postage, Freight, Delivery and Shipping	58.03
Professional Services	$13,206.89
Accounting	20,055.00
Legal Fees	8,926.30
Total for Professional Services	**$42,188.19**
Sales Commission	9,192.23
Software Design	56,768.61
Taxes & Licenses	$11,550.94
Franchise Tax	519.00
Total for Taxes & Licenses	**$12,069.94**
Technology Insurance	72.72
Technology - Software	40,847.67

Profit and Loss

ActivArmor

January 1-December 31, 2025

	TOTAL
Trade Shows	11,914.29
Travel	$10.00
Airfare	18,358.37
Car Rentals	3,424.90
Fuel	1,293.40
Lodging	14,942.29
Meals and Entertainment	8,205.56
Mileage Reimbursement	7,102.62
Parking & Tolls	3,645.05
Per Diem Allowance	150.00
Taxi & Rideshare	1,155.71
Total for Travel	**$58,287.90**
Uncategorized Expense	45.00
Utilities	
Internet	730.84
Telephone	1,831.31
Total for Utilities	**$2,562.15**
Total for Expenses	**$656,294.89**
Net Operating Income	**-$43,516.25**
Other Income	
Interest Income	3,845.03
Other Miscellaneous Income	3,374.00
Total for Other Income	**$7,219.03**
Other Expenses	
Other Miscellaneous Expense	665.65
Total for Other Expenses	**$665.65**
Net Other Income	**$6,553.38**
Net Income	**-$36,962.87**